Exhibit (a)(5)(F)

For immediate release:	Media Contact:
April 1, 2008	Shreya Jani
(212) 733-4889

Investor Contact:
Jennifer Davis
(212) 733-0717
PFIZER SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES OF
ENCYSIVE PHARMACEUTICALS INC. AND
ANNOUNCES SUBSEQUENT OFFER PERIOD
NEW YORK, April 1 — Pfizer Inc (NYSE:PFE) announced today that Explorer Acquisition Corp., a wholly-owned subsidiary of Pfizer, has purchased all of the shares validly tendered and not withdrawn pursuant to its tender offer for all of the outstanding shares of common stock of Encysive Pharmaceuticals Inc. (NASDAQ: ENCY) at a purchase price of $2.35 per share, net to the seller in cash, without interest thereon and less any required withholding taxes.
The initial offering period and withdrawal rights expired at midnight, New York City time, on March 31, 2008. According to the depositary for the offer, a total of 70,238,869 shares (representing approximately 86.8% of the outstanding shares), including 8,473,574 shares subject to guarantees of delivery, were tendered and not withdrawn prior to the expiration of the initial offering period, and all such shares have been accepted for payment in accordance with the terms of the tender offer. Stockholders who validly tendered prior to the expiration of the initial offering period and whose shares were not properly withdrawn will promptly receive the offer price of $2.35 per share, net to the seller in cash, without interest and less any required withholding taxes.
Promptly upon acceptance for payment of, and payment by Explorer Acquisition Corp. for, the tendered shares in the offer, the merger agreement grants Explorer Acquisition Corp. the right to designate a number of individuals to the Encysive Board of Directors and, following their election, such designees will constitute a majority of the Encysive Board of Directors.
Pfizer also announced that Explorer Acquisition Corp. has commenced a subsequent offering period to acquire all of the remaining untendered shares that will expire at 5:00 p.m., New York City time, on April 7, 2008, unless extended. During this subsequent offering period, holders of shares of Encysive common stock who did not previously tender their shares into the offer may do so and Explorer Acquisition Corp. will promptly purchase any shares properly tendered as such shares are tendered for the same consideration, without interest, paid in the tender offer. Procedures for tendering shares during the subsequent offer period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offer period may not be withdrawn. Pfizer and Explorer Acquisition Corp. reserve the right to extend the subsequent offering period in accordance with applicable law.
After expiration of the subsequent offering period, Explorer Acquisition Corp. will acquire all of the remaining outstanding shares of Encysive common stock by means of a merger under Delaware law. As a result of the purchase of shares in the tender offer, Explorer Acquisition Corp. has sufficient voting power to approve the merger without the affirmative vote of any other Encysive stockholder. As a result of this merger, Encysive will become a wholly-owned subsidiary of Pfizer Inc., and each share of Encysive’s outstanding common stock will be cancelled and (except for shares held by Encysive, Pfizer or by their wholly-owned subsidiaries or by holders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, Encysive’s common stock will cease to be traded on the NASDAQ Global Market.
If Pfizer, through Explorer Acquisition Corp., owns at least 90% of the outstanding shares of Encysive common stock after the subsequent offering period, the merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law.

Georgeson is the Information Agent for the tender offer. For questions and information about the tender offer and subsequent offering period, please call Georgeson at (212) 440-9800 (banks and brokerage firms) or toll-free at (800) 546-8249 (stockholders and all others).
Additional Information
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer has been made pursuant to a tender offer statement and related materials. The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) filed by Pfizer with the Securities and Exchange Commission (the “SEC”) and the solicitation/recommendation statement filed by Encysive with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer.
The offer to purchase and related materials as well as the solicitation/recommendation statement may be obtained by Encysive stockholders at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (800) 546-8249, and may also be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.
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DISCLOSURE NOTICE: The information contained in this press release is as of April 1, 2008. Except as required by law, Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. Some statements in this release may constitute forward-looking statements. Pfizer cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in its subsequently filed reports on Form 8-K.